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     such exchange, the amount and percentage of shares in the table above for
     Mr. Berry would be 158,120 and .7%, respectively.
(5)  Includes 23,125 Common Shares subject to options that are exercisable
     within 60 days.   Does not include 34,375 Common Shares subject to options
     that are not exercisable within 60 days. Does not include shares of Common Stock issuable upon exchange of 4,724 Units. The 4,724 Units owned by Mr. O'Clair are presently exchangeable into a like number of shares of Common Stock and, giving effect to such change, the amount and percentage of shares in the table above for Mr. O'Clair would be 49,828 and .2%, respectively.
(6) Includes 25,000 Common Shares subject to options that are exercisable within 60 days. Does not include 35,000 Common Shares subject to options that are not exercisable within 60 days. The percentage of shares in the table above for Mr. Fannin is 41,344 and .2%.
(7) Includes 2,447,900 Common Shares held by AEW Partners, L.P. Mr. Azrack disclaims beneficial ownership of all of such Common Shares except 3,309 Common Shares relating to his proportionate interest in AEW Partners, L.P. Mr. Azrack is the President and Co-Chairman of AEW Capital Markets, L.P.., the sole general partner of the sole general partner of AEW Partners, L.P and 2,500 common shares subject to options that are exerciseable within 60 days. Does not include 2,500 Common Shares subject to options that are not exercisable within 60 days.
(8) Includes 974,297 Common Shares held by CIIF Associates II Limited Partnership, a Delaware limited partnership, as to which Mr. O'Connor disclaims beneficial ownership. Mr. O'Connor is Co-Chairman of AEW capital Management, L.P. formerly Copley Advisors, Inc., the managing general partner of CIIF Associates II Limited Partnership and 2,500 common shares subject to options that are exerciseable within 60 days. Does not include 2,500 Common Shares subject to options that are not exercisable within 60 days, which Mr. O'Connor holds as nominee of CIIF Associates II Limited Partnership.
(9) Does not include 482,250 Common Shares subject to options that are not exercisable within 60 days. Does not include shares of Common Stock issuable upon exchange of 3,600,331 Units held by Executive Officers and directors as a group. All exchanges of Units for shares of Common Stock and exercise of stock options are subject to the Ownership Limit (as defined in the Company's Charter). Without regard for the Ownership Limit, 3,600,331 Units owned by such persons would be presently exchangeable into a like number of shares of Common Stock, and the amount and percentage of shares in the table above for such persons would be 7,712,853 and 33.0%, respectively.
(10) Does not include 2,500 Common Shares subject to options that are not exercisable within 60 days.
(11) The information set forth is based on a Schedule 13G filed by LaSalle Advisors Limited Partnership ("LaSalle Advisors") and ABKB/LaSalle Securities Limited Partnership ("ABKB/LaSalle") with the SEC on October 10, 1996 that identifies such entities as a "group" as defined in Section 13(d)(3) of the Exchange Act. Such Schedule 13G indicates that LaSalle Advisors Limited Partnership beneficially owns an aggregate of 1,006,900 shares of Common Stock, of which it has sole and dispositive power over 502,300 shares, shared voting power over 185,700 shares and shared dispositive power over 504,600 shares. The Schedule 13G further indicates that ABKB/LaSalle beneficially owns 899,850 shares of Common Stock, of which it has sole voting and dispositive power over 201,600 shares, shared voting power over 566,450 shares and shared dispositive power over 698,250 shares.

ITEM 13.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Certain entities affiliated with Messrs. Evans and Withycombe (the "Evans Withycombe Entities") own a minority interest in joint ventures that own nine multi-family apartment communities (the "Berry and Boyle Communities"), which were not transferred to the Company in connection with the Formation Transactions. The Evans Withycombe Entities had a right of first refusal to acquire the Berry and Boyle Communities upon a sale by a venture. The Evans Withycombe Entities had agreed to transfer any Berry Boyle Community subject to the right of first refusal to the Company, if the Company so elects, at the right of first refusal price In the second quarter of 1996, the Company elected not to acquire the Berry & Boyle communities and terminated its management contracts on the nine multi-family apartment communities in exchange for receiving a termination fee of $500,000. In addition, five multifamily apartment communities in which Evans Withycombe owns an interest were not transferred to the Company. The Management Company continues to manage these five multi-family apartment communities for a fee pursuant to existing management agreements.


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